355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

April 8, 2016 VIA EDGAR Ms. Christina Chalk Senior Special Counsel U.S. Securities and Exchange Commission Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549-7010	FIRM / AFFILIATE OFFICES
	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:                          Guidance Software, Inc.
Definitive Additional Materials on Schedule 14A

Filed April 4, 2016
File No. 001-33197

Dear Ms. Chalk:

On behalf of our client, this letter responds to the April 5, 2016 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Definitive Additional Materials on Schedule 14A filed April 4, 2016 (the “Materials”).  For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response.

General

1.                                    Please provide supplemental support for the assertions about Mr. McCreight’s verbally abusive conduct made in your letter to shareholders. This support should include any report generated by the private investigator you engaged to evaluate alleged incidents of misconduct in your letter to shareholders.

Response:  In response to the Staff’s comment, attached hereto as Exhibit A is supplemental support for the assertions about Mr. McCreight’s verbally abusive conduct made in our letter to shareholders in the form of a signed statement the Company’s Senior Vice President, Human Resources and a report from the private investigator engaged to evaluate incidents of misconduct.

April 8, 2016

2.                                    Please provide further details, with a view to possible additional disclosure, regarding the “substantial cash payments to ex-employees” you allege occurred as a result of Mr. McCreight’s past conduct. Please provide dates and amount of payments for each payment and explain the facts that necessitated the payment.

Response:  In response to the Staff’s comment, in an arbitration related to the termination of a former employee, on October 17,2008 the arbitrator awarded the employee $158,600 in compensatory damages, and additional $158,600 in exemplary damages specifically because “McCreight’s conduct in the matter was reprehensible.”  The ruling is attached hereto as Exhibit B.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (213) 891-8371.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer
of LATHAM & WATKINS LLP

cc:   Alfredo Gomez

Guidance Software, Inc.

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EXHIBIT A

DECLARATION OF STEPHANIE URBACH

I, Stephanie Urbach, declare as follows:

1.                                    I have been an employee of Guidance Software, Inc. (“Guidance Software” or the “Company”) since February 2015 and currently hold the title of Senior Vice President, Human Resources.  I work at Guidance Software’s principal place of business in Pasadena, California.

2.                                    In my capacity as the Company’s most senior HR employee, I have had no less than 3 Company employees complain to me about verbal abuse from Shawn McCreight.

I hereby certify that the foregoing is true and correct, and that this declaration was executed on April 8, 2016 in Pasadena, CA.

By:	/s/ Stephanie Urbach
Stephanie Urbach

April 7, 2016 VIA E-MAIL Alfredo Gomez, General Counsel Guidance Software, Inc. 1055 East Colorado Blvd. Pasadena, CA 91106 Re: Fact-Finding Investigation Summary of the Findings Dear Mr. Gomez:
T 213.629.4745

Per your request, I am writing to provide you with a summary of the oral report that I presented to the Special Committee of the Guidance Software, Inc. Board of Directors on October 28, 2015. Originally, due to the sensitivity of the matter, I was asked not to prepare a written report when I completed my investigation, and so I did not prepare one. However, in response to your recent request, I am now providing this written summary of my investigation.

660 S. Figueroa St., Ste. 1620 Los Angeles, CA 90017

In October 2015, I interviewed 17 Guidance Software employees, including top executives who reported directly to Shawn McCreight, CTO and Chairman, and the Marketing and Research & Development teams. I found no evidence of any unlawful behavior, such as harassment or discrimination. However, the information gathered from the interviews confirmed the existence of a number of widespread, serious issues related to Mr. McCreight’ s management of R & D. The witnesses were remarkably consistent in describing their frustrations and challenges.

www.barbozaassociates.com carla@barbozaassociates.com

The common themes that surfaced during the employee interviews were the following:

Product Management:

•                       McCreight did not listen and would not consider input that might change one of his decisions; McCreight routinely disregarded important information;

•                       McCreight wanted customers to accept a new version of the product even though it did not match customer needs;

•                       McCreight thought he knew better than the customer what the customer needed and wanted;

•                       McCreight did not care about serving a customer base;

•                       Company losing good talent; 17% attrition rate;

•                       Hard to get McCreight to approve Product Management projects, which interfered with productivity;

•                       McCreight has no regard for Product Management; he does not find their input to be useful or necessary;

•                       Weekly meetings with McCreight no longer collaborative; participants no longer felt that their opinions mattered; McCreight engaged in selective listening; and

•                       Staff had to spend time strategizing how to get McCreight’s approval because he listened only to what he wanted to listen to and only wanted to talk about the things that he wanted to talk about.

Alfredo Gomez, General Counsel

April 7, 2016

Page Two

Research & Development

•                  Employees feel demoralized and frustrated; many spoke of leaving the company;

•                  All of development has “pre-meetings” with McCreight to try and figure out how to get his approval;

•                  Developers are not given the opportunity to design features as they deem best; they have to go through McCreight at a “granular level;”

•                  All decisions must go to McCreight; no automony; and

•                  If developers make decisions and McCreight finds out, it creates refactoring work because McCreight will demand a do-over.

When asked about McCreight’ s management style, the witnesses offered the following descriptions:

•                  Dictatorial;

•                  Intimidating;

•                  Judgmental;

•                  What McCreight says, goes;

•                  Believes he knows best;

•                  Not collaborative;

•                  Very rigid;

•                  Not open-minded; and

•                  Very poor communication skills;

The Executive team reporting to Mr. McCreight expressed similar frustrations with McCreight and few expressed any confidence in McCreight’s leadership. They struggled to find a way to work with Mr. McCreight that allowed for constructive dialogue and resulted in productivity. They expressed a belief that Mr. McCreight’s management and leadership style had demoralized the workforce and hindered creativity, as well as the company’s ability to get a product to market.

Very truly yours,

BARBOZA & ASSOCIATES

/s/ Carla D. Barboza
Carla D. Barboza
CDB: cb

EXHIBIT B

Hon. William F. McDonald (Rct.)

JAMS

500 N. State College Blvd.

Suite 600

Orange, CA 92868

Telephone: (714) 939-1300

Fax: (714) 939-8710

JUDICIAL ARBITRATION AND MEDIATION SERVICE

ARBITRATION

)
Cassandra Todd,	)	JAMS Case No. 1200337411
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	)	Arbitrator: William F. McDonald (Ret.)
Claimant,	)
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vs.	)
Guidance Software, Inc. Et Al.,	)	FINAL AWARD
)
)
Respondent	)
)
)
)
)
)
)
)
)
)

Pursuant to the Scheduling Order entered herein, this matter came on for Hearing commencing on July 22, 2008 before the Honorable William F. McDonald (Ret.), Arbitrator. Both Petitioner and Respondents appeared with Counsel. The Arbitrator having heard testimony and considered all evidence, including Exhibits received into evidence, as well as the Briefs of the parties, makes the following Final Award.

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SUMMARY OF FACTS

Many of the facts as well as the reasonable inferences to be drawn from them are in dispute. There is a basic timeline that is not in dispute, but where certain facts fit in that timeline is in dispute.

Shawn McCreight was the founder of Guidance. Although an organization chart for Guidance has not been provided, at the times in dispute McCreight was Chairman of the Board of Guidance. Cassondra Todd was hired by Guidance in July, 2005, in the marketing department. It was not disputed that at that time, Todd was young, attractive, and unmarried. Witnesses for both sides testified to a belief in Guidance that a young, attractive unmarried woman would not last long at Guidance if Mrs. McCreight became aware of her presence in the management area. Todd reported to Timothy Leehealey. Leehealey and McCreight did not get along. Leehealey enjoyed antagonizing, and would deliberately antagonize McCreight.

Leehealey’s management style was rude, aggressive, and assertive. Although there was no direct testimony on this point, based upon communications from McCreight in evidence as well as upon observing his demeanor and responses to questions when testifying in this matter, McCreight’s management style was similar. Leehealey encouraged Todd to adopt a similar management style and would frequently use her as the “bad cop” in “good cop – bad cop” scenarios.

Todd received a positive performance evaluation in December, 2005 from Leehealey. She was promoted within marketing and received a salary increase, effective January 1, 2006. Sometime in January or February, 2006, Todd and Mrs. McCreight met.

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At some point McCreight developed a dislike for Todd because, among other things, she was overtly ambitious, upwardly mobile, assertive, had a habit of hanging around important people, and attempted to use the resources of Guidance to funnel money to her political friends. At the same time, McCreight testified he had no problem with former Los Angeles County Deputy Sheriffs Mike Gurzi and Larry Stinson hanging around executive John Colbert. Colbert had come to Guidance from the Los Angeles County Sheriff’s Department. There was also testimony there were employees who worked out at the gym somewhat regularly with McCreight.

The annual CEIC conference was held from May 3rd through May 6th, 2006. After the conference McCreight sent or carried a memo to John Colbert, the Chief Executive Officer of Guidance, EX T 11. EX T 11 stated that Todd was “conducting herself in a manner inconsistent with the standards and business interests of Guidance”. Specifically, McCreight complained that Todd was wearing informal and tightly fitting attire to Guidance formal functions, specifically a low cut blouse and form fitting pants. McCreight further complained that Todd had seated herself at the VIP table at the CEIC formal dinner with the guest speakers. The unexpressed issue (in the memo, although acknowledged in testimony) was that while Todd was so seated, McCreight had been relegated to a table with some customer representatives. There was also testimony McCreight had an angry confrontation with Leehealey at CEIC over the seating arrangement. Leehealey took responsibility for the seating arrangements but did not attempt to dissuade McCreight that Todd had somehow been involved, There was testimony that most in Guidance management felt it was more important for executives to be seated with actual and potential customers than with speakers.

McCreight, in the memo, requested that Colbert send a written notice to Todd’s manager concerning McCreight’s issue, with copies to McCreight and the VP of Human Resources. Colbert did so, sending EX T 10 to Leehealey showing a copy to Human Resources although

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not to McCreight. Colbert also did not identify McCreight as the complaining party. Colbert also directed Leehealey to notify Human Resources of Leehealey’s final conclusion and resolution.

There was no dress code in existence at Guidance at the time. Indeed, there was no evidence there is a dress code now.

Guidance was going through a period of rapid growth. All who testified agreed things were frequently chaotic at Guidance, including in the marketing department. Guidance was also preparing to go public. Management, including Leehealey, felt it was time to get someone with more extensive experience in marketing on board to relieve Leehealey of that function. McCreight expressed outright opposition to Todd being considered for the position. However, all at the executive level, including Leehealey, were of the opinion Todd lacked the requisite experience for the position. Todd was not notified of the search.

Larry Gill applied for the position. He seemed to have the requisite experience. Several executives, including Leehealey and McCreight, interviewed him. Although the interviews were not discussed in detail, McCreight did tell Gill in the interview that if hired, his mandate was to determine what was wrong with the marketing department and fix it. Gill was hired and came on board the beginning of November, 2006.

Gill commenced some one on one interviews of members of the marketing department. Notes he kept of some but not all of the interviews were presented, these being EX T 1-9 inclusive. Many of those interviewed, according to Gill’s notes, expressed unhappiness with Todd’s management style. In testimony, it appears some of the same people felt Todd’s style was similar to Leehealey’s but Leehealey could pull it off while Todd could not. There was testimony some women cried while talking about Todd.

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In mid November, Gill reorganized the department, eliminating the direct reports to Todd and making most report directly to Gill. This was presented to Todd as a favorable event for her. Gill also told Todd he enjoyed working with her for a variety of reasons.

At some point in mid November, Gill started discussing with others getting rid of Todd. Gill also occasionally worked out at the gym with McCreight. No details of gym conversations were presented. However, McCreight testified the subject of how things were going with Todd did come up, It is not clear whether these conversations occurred during this time period or in 2007. It is not disputed that one specific conversation between Gill and McCreight occurred in late November or early December where the subject of getting rid of Todd came up. Both Gill and McCreight testified Gill was told he was expected to take care of these problems or it would adversely affect Gill’s performance review in 2007.

Victor Limongelli, another Guidance executive, testified that Gill in December told him Gill was being pressured by McCreight to get rid of Todd – to the point Gill felt his job would be on the line if he did not.

Leehealey cautioned Gill that if he wanted to fire Todd not to do it for some trumped up reason. Gill testified that Leehealey agreed to help Gill approach Colbert about firing Todd. There were concerns about Todd’s relationship with Colbert’s wife. Gill testified conversations with Leehealey about helping to get agreement to fire Todd continued into late January, 2007.

Gill sent an e-mail to Colbert and Limongelli dated December 13, 2006 (EX T 253) stating he had discussed firing Todd with Sandy Gyenes, the head of HR. Gyenes and Gill were in agreement on giving Todd an opportunity to resign and receive a separation package. Gill was told Colbert and Limongelli would get back to him. Gill was then cautioned by Limongelli not to do anything during the holiday period.

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In late December, early January, Gill prepared a performance appraisal for Todd. The performance appraisal purported to cover the entire reporting period (6 months) for Todd, not just the two months Gill was on board and supervising Todd. The performance appraisal was strongly negative, almost hostile, in tone. Gill sent a draft to Leehealey. Leehealey strongly objected to Gill doing an appraisal for the entire period, including the time when Gill was not at Guidance and Todd was reporting to Leehealey. Leehealey further took umbrage with the strongly negative comments about Todd as being unfair and not supported by the facts. Leehealey sent the draft back to Gill, redlining in his own counter comments to Gill’s comments (EX T 189,190). Gill did not include Leehealey’s comments in the performance evaluation and did not reduce the time covered to that when he supervised Todd. Gill filed it and presented it to Todd in its original negative form on January 12, 2007. Gill advised Limongelli and Gyenes of this on January 15, 2007 by e-mail, EX T 251, 252. Because Gill did this, Leehealey prepared and submitted his own performance evaluation of Todd for the period when Todd reported to him. This was favorable and laudatory in tone. Gill, in violation of company policy, showed his negative performance evaluation of Todd to Brian Karney, one of her peers.

Todd formally objected to the unfavorable performance review by Gill alleging, among other things, gender and marital status prejudice resulting from undue influence by other executives. The unfavorable review also resulted in her not receiving a bonus for the year 2006. She had received a bonus for year 2005. Gill on January 15, 2007 advised Limongelli and Gyenes of the adverse performance appraisal given Todd and that he was placing her on a performance improvement plan (PIP) effective January 24, 2007.

In House Counsel Mark Harrington initially investigated Todd’s complaint. Although Harrington concluded Todd’s complaint was groundless, he deemed it appropriate to retain an outside investigator, Catherine Balin, to investigate and make a recommendation. Harrington informed Balin of his own conclusion that Todd’s complaints were meritless when Balin was retained.

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Balin concluded neither gender nor marital status played any role in Gill’s January 2007 performance appraisal, although she found the manner of the performance evaluation itself highly questionable. She also concluded McCreight had not expressly told Gill to fire Todd but understood how Gill could feel McCreight was pressuring him so to do. She concluded some of what occurred and the manner in which it was done was the result of poor judgment on the part of Gill and McCreight.

Balin’s report to Harrington in March, 2007 was oral. She did not submit a written report until requested so to do by litigation counsel in preparation for these proceedings.

Todd successfully completed the PIP. This was confirmed by Gill. Todd and Gill continued to work together. Todd continued to receive important assignments from Gill.

In early 2007, marketing as well as all other departments and groups in Guidance was under pressure to reduce expenses. Gill made some reductions and then announced to the marketing department that he had completed the reductions and no further reductions were to occur.

Then came CEIC 2007. There was an incident between Todd, Jerry McDonald, and Kim concerning lunches for analysts on May 7, 2007, in a public area. There was a second incident that day, in what was at the time a non-public area, between McDonald and Todd. Todd immediately reported the first incident to Gill. Later, on May 17, 2007, Gill requested and received a report of the incident from McDonald. McDonald also only reported the first incident. Gill’s later report of the incident and his testimony concerning the incident do not track with either participant’s report in many details.

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Later the same day, May 7, 2007, Gill apologized to Todd for not having extended to her an invitation to the CEO reception. He then asked her to attend to promote Guidance to a new board member and to financial analysts. Just prior to a meeting with the Entertainment Technology Center at the University of Southern California, there was an incident involving Gill and Todd with Andy Spruill present. Todd was buttoning a loose button on her blouse and Gill according to testimony commented, “ We are not trying to sell anything here today”.

On May 9, 2007, McDonald and McCreight had an encounter in the Men’s Room at the Ghost Bar. In response to a question from McCreight, McDonald made the statement: “Almost the entire team is great to work with”. EX T 258. McCreight, in his testimony, describes this discussion over the urinals or while leaving the Men’s Room as McCreight having been sought out by McDonald.

On May 10, 2007 McCreight sent an e-mail to Gill with copies to Limongelli, Colbert, and Gyenes describing the Men’s Room encounter with McDonald. He then went on to state “We have played by the rules and now I am officially out of patience. I expect that we will do the right thing by the hard working members of the marketing staff”. EX T 256. When asked why he did not specifically name Todd, McCreight stated Gill and the others would understand he meant Todd, analogizing Todd to “he who must not be named” in the Harry Potter novels. When asked by counsel if he meant Todd was evil personified, McCreight apologized for the analogy.

McCreight’s e-mail was titled “CEIC Feedback and other matters”. EX T 255. Colbert responded to this e-mail by sending an e-mail to Gill, Limongelli, and Gyenes, on May 11, 2007. A copy to McCreight is not shown. Colbert changed the title to “Ethical Employee Practices”. Starting from a copy of McCreight’s e-mail, Colbert reminded the addressees of the company’s position on ethical employee practices and that no one should allow influence to

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cloud their judgment with respect to employee matters. EX T 255. Gill responded the same day to Colbert and the other addressees on Colbert’s e-mail that he understood. EX T 255.

Less than an hour later, Gill sent a further e-mail to Colbert and Limongelli with the title: “RE: Ethical Employee Practices”. EX T 257. Gill discussed the “drama and distraction” caused by activities initiated by Todd. He further stated there was an incident at CEIC which caused the CEIC management team to push back forcefully on Todd’s distracting, etc., requests. Gill then went on to state he had made Todd’s job redundant with the hiring of Koply. Implicit, but not expressed, was that he wanted to get rid of Todd and would like to discuss this with the others at the next weekly meeting with Limongelli. EX T 257.

On May 17, 2007, Gill forwarded a copy of McDonald’s May 17 report of the May 7 incident between McDonald and Todd by an e-mail to Gyenes with copies to Limongelli and Harrington. Gill described this as an unsolicited complaint from McDonald to Gill, although testimony at the Hearing was that the report had been requested. Gill stated in the e-mail he was forwarding the McDonald report for the personnel file of Todd. Gill went on to state he had already dealt with the parties and considered the incident closed. EX T 284.

There were a variety of e-mails, EX T 145 and 146 on May 17, 2007, between McDonald and Todd re whether Todd would be able to join the group for the celebratory excursion to Magic Mountain on May 18, 2007. Concurrently there were e-mails between Gill and Todd re Todd coming in early on May 18,2007, before the celebratory excursion to Magic Mountain for planning purposes. Todd agreed to do this even though not planning to go on to Magic Mountain. Gill testified the alleged planning meeting was a ruse. He was not planning to meet with Todd. Rather this was a set up for Gyenes to fire Todd.

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On the evening of May 17, 2007, Attorney Peter, representing Todd, sent a letter by e-mail to Harrington, EX T 216, 217. This letter stated his representation of Todd concerning her discrimination issues with Guidance.

According to the testimony on behalf of Guidance, the Peter letter resulted in a change of plans. Instead of firing Todd on May 18, she was placed on leave of absence. Todd was later terminated, effective May 31, 2007.

At about the time, May 2007, that Todd was terminated, there were problems with e-mail retention at Guidance. No efforts were made to correct any of the problems and retrieve the e-mails for almost a year.

ISSUES

The defamation claims have been dropped by Todd. The assertion of claims based upon political beliefs was denied by the Arbitrator. There remain claims for wrongful termination and retaliation based upon sex and/or for complaining about harassment/discrimination. Further, if the Arbitrator finds in favor of Todd on these claims, what is the appropriate damages award?

RULINGS ON ISSUES

Guidance correctly cites Reno vs. Baird (1998) 18 Cal. 4th 640 for the position that the claims remaining can only be asserted against Guidance and not against the individual Respondents. Although criticized by some scholars, this rule was recently reiterated in Jones vs. The Lodge At Torrey Pines (2008) 42 Cal. 4th 1158. Accordingly the claims against the individual Respondents are dismissed.

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There remain the claims against Guidance.

Todd was hired by Leehealey. The evidence presented indicates Leehealey tutored her in the management style he desired. This style, per the evidence, was similar to that of many male executives and managers at Guidance from McCreight through Leehealey down to and including McDonald: aggressive, assertive, vulgar, and in your face. The testimony was that employees in marketing were OK with this by males such as Leehealey and McDonald, but found it objectionable in Todd. Other female employees at Guidance, including Gyenes, came across as more passive and compliant.

McCreight testified to Todd’s traits which he found objectionable. She was ambitious, upwardly mobile, assertive, and liked to be around superiors. McCreight also testified he did not have any problems with male employees, such as the group formerly with the Los Angeles County Sheriff’s Department having similar traits. McCreight’s objections to Todd were gender based and constitute gender bias and prejudice.

Leehealey and McCreight did not get along. Leehealey liked to bait McCreight. Leehealey was aware of McCreight’s negative feelings towards Todd and baited him with Todd. McCreight fell for it, hook, line, and sinker.

Gill came on board in November 2006 with a totally different management style than Leehealey and Todd. Gill also came on board with a mandate to determine what was wrong in marketing and correct it. Gill became aware of the problems some subordinates had with Todd’s management style although they did not have the same problem with the same style in males such as Leehealey.

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It is not clear when Gill and McCreight first started discussing Todd while working out at the gym. It is clear that by the end of November, early December, Gill and McCreight had discussions about getting rid of Todd. Gill felt if he did not get rid of Todd, his own job would be in jeopardy.

Gill’s conduct and paper trail in the matter is confusing and contradictory. Although he testified, and there is documentation, that by mid November he wanted to get rid of Todd, there is also documentation he was sending her warm e-mails about how much he enjoyed working with her, His testimony about discussions with Leehealey about a joint approach to Colbert about firing Todd extending into late January, 2007 does not track with the timing of his negative performance evaluation of Todd in early January, 2007, and Leehealey’s reaction thereto. Gill’s description of the Todd – McDonald incident does not track with that of any of the participants. His e-mail to Human Resources about the incident also does not track with his other e-mail using it (drama) as part of the basis for wanting to terminate Todd. At best Gill seemed to be torn between two desires: (1) to be fair to Todd, who was adapting to his management style, as per her successful completion of the PIP, and to whom he was giving increasing responsibilities; and (2) to carry out the wishes of “Boss” McCreight and fire Todd, or risk his own job if he did not. The inconsistent e-mails and actions demonstrate this. Gill’s performance is consistent with the quotation attributed to Sir Walter Scott: “Oh what a tangled web we weave, when first we practice to deceive”. Marinion, Canto vi. Stanza 17. Unfortunately this seriously weakens Gill’s credibility.

Balin’s investigation of Todd’s negative performance evaluation was focused. Although she was critical of the evaluation, she did not conclude it was based upon gender bias, There is a disagreement in testimony as to how the result of Balin’s investigation was presented to Todd.

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In any event, Todd responded well to the PIP and the encouragement she was receiving from Gill. Although the descriptions of the CEIC incident by both Todd and McDonald differ from that by Gill, and indicate McDonald, not Todd was the instigator, Gill’s reported handling of the incident was neutral and appropriate, except that the report to human resources seems only to have been for Todd’s file rather than for the personnel files of both participants.

Then came the McCreight CEIC 2007 communication regarding the urinal discussion, and the resulting e-mails to and from Gill.

Todd has not met her burden of showing the decision to fire her was in retaliation for her January 2007, complaint. The timing and fragmentary paper trail including the lackadaisical approach by Guidance to salvaging e-mail from the May 2007 period, especially after the Peter letter, do present the issue. Todd met her burden on this issue. Guidance response to the burden shift is based upon a confusing and inconsistent paper trail and statements. The response is weak but sufficient.

The termination of Todd was not in retaliation for her discrimination claims.

Todd’s claim for wrongful termination due to discrimination based upon sex is another matter. Leehealey may well have set up McCreight, knowing McCreight’s attitudes and manifest biases and prejudices. McCreight reacted against Todd as expected. His own statement of the traits in Todd which he found objectionable, although when cross – examined he did not find similar traits objectionable in men, demonstrated a gender bias. He did testify he tried to avoid having employees get to close to him. This was contradicted by testimony about the gym workouts. His communication about Todd’s attire in the absence of a dress code further supports a demonstrated bias.

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Gill’s confusing, contradictory actions and communications demonstrate a dichotomy between wanting to be a good manager and the need to carry out the wishes of the Boss to save his own job. His conclusion: carry out the wishes of the Boss; fire Todd; and save his own job.

Todd prevails on this claim.

There remains the issue of damages. Although weak, Todd has testified to some efforts to find new employment. Guidance has not presented any contradictory evidence as to the availability of comparable jobs for Todd. Todd is entitled to one year’s salary, including benefits, totaling $158,600.00. Todd is not entitled to emotional distress damages. This is not the traditional spoliation case. The problem here is not that e-mails were deliberately destroyed but rather the failure to take prompt remedial action when the damage occurred. The Arbitrator believes this issue has been adequately addressed by the existing sanctions orders.

McCreight’s conduct in the matter was reprehensible. Some exemplary damages are appropriate. Todd is awarded as exemplary damages an additional $158,600.00.

RULING ON REMAINING ISSUES

The issue of whether Todd was entitled to her fees and costs in this matter has been briefed and submitted by both sides.

The demand by Todd in these Arbitration Proceedings contained language supportive of a claim under FEHA and Title VII of the Civil Rights Act of 1964. Todd also filed a claim for this with California’s Department of Fair Employment and Housing (DFEH) and the Equal Employment and Opportunity Commission (EEOC) on August 3, 2007. Thus, Todd had two avenues in which to pursue this claim. By not dropping the DFEH and EEOC claim, Todd has

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elected to pursue the claim in that procedural forum, Whether the rulings in this proceeding shall constitute estoppel in that proceeding is for that forum to determine.

The Todd Employment Agreement with Guidant pursuant to which this Arbitration was brought contains a provision that “Employee and Company shall bear their own costs and fees of any such arbitration”. Thus, although Todd was the prevailing party in this Arbitration, each side shall bear their own costs and fees.

Todd has pointed out the Arbitrator kept pen the issue of further sanctions concerning the e-mail issue. This was intended to maintain a “club” over Guidance in case there were any further problems. There were none. As stated above, there are no further sanctions awards.

This Award is Final.

Date: October 17, 2008	/s/ Hon. William F. McDonald
Hon. William F. McDonald (Ret.)
Arbitrator

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